Exhibit 99.1

MEDIA RELEASE _______________________________________________________________

Besra resumes Operations at the Phuoc Son Mine in Vietnam after a temporary shutdown

Toronto, Ontario – 13 May 2013 – BESRA (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FSX: OP6) Besra’s Chief Executive Officer, John Seton, has announced the return to normal operation of the company’s Phuoc Son Mine in central Vietnam following a shutdown lasting from 7th May to 12th May.

On the morning of 7th May the company initiated a shutdown due to a blockade of the access road to the site by a number of individuals from the local community.

The blockade commenced following the unauthorized release of 755 kilograms of tailings into the local watershed.  The discharge occurred due to an act of vandalism in the early hours of 7th May when vandals attempted to remove a tailings pipe from site.

As soon as the discharge was discovered a plant shutdown was initiated and the company immediately launched cleanup operations.

Besra representatives were able to work closely with local authorities, including the Environment Department and the police, as well as senior community representatives.  Negotiations with the community concluded peacefully and amicably resulting in the local community withdrawing their blockade on the morning of 12th May.

Despite the production down time resulting from this event, Besra expects to meet its market guidance of 60,000 to 65,000 oz Au for the financial year ending 30 June 2013.

Besra (www.besra.com) is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion June 2013).

John A. G. Seton
Chief Executive Officer

For further information contact:
James W. Hamilton
Vice-President Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
ir@besra.com
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MEDIA RELEASE _______________________________________________________________

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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